Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, Registration Statement No. 333-255208 on Form F-10 and Registration Statement No. 333-194702 on Form F-3D and to the use of our reports dated March 10, 2022 relating to the financial statements of Wheaton Precious Metals Corp. (“Wheaton”) and the effectiveness of Wheaton’s internal control over financial reporting for the year ended December 31, 2021 appearing in this Annual Report on Form 40-F.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2022